

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Jay Madhu
Chief Executive Officer
Oxbridge Re Holdings Limited
Suite 201
42 Edward Street, George Town
P.O. Box 469
Grand Cayman, Cayman Islands KYI-9006

> **Re: Oxbridge Re Holdings Limited**
> **Registration Statement on Form S-3**
> **Filed on February 8, 2022**
> **File No. 333-262590**

Dear Mr. Madhu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance